On February 14, 2011, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 – Election of Trustees:

Net Assets Voted	"For"	Isaiah Harris, Jr.	$616,271,217
Net Assets Voted	"Withheld"		$ 13,192,724
Net Assets Voted	"For"	David F. Larcker	$617,146,473
Net Assets Voted	"Withheld"		$ 12,317,468
Net Assets Voted	"For"	Olivia S. Mitchell	$617,191,181
Net Assets Voted	"Withheld"		$ 12,272,760